Lucy’s Water World Inc
No. 39 Shuangyu St, Houshayu, Shunyi District
Arcadia Villa # 707, Beijing, China 101318
775-851-7397 or 775-201-8331 fax

United States                                                                                                 June 4, 2012
Security & Exchange Commission
Division of Corporate Finance
Attn: Reid Hooper
100 F Street, N.E.
Washington, DC 20549

Re:
Lucy’s Water World Inc.
Registration statement on Form S-1A8
File No: 333-179012

Enclosed is our response to your “oral” comments of June 4, 2012.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s Corey Chiu
Corey Chiu
President